Robert R. Kaplan, Jr. Direct Dial: 804.823.4055 Direct Fax: 804.823.4099 rkaplan@kv-legal.com

December 13, 2019

VIA EDGAR AND FEDEX OVERNIGHT

Michael Killoy
Division of Corporation Finance
Office of Real Estate and Construction
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:
GK Investment Property Holdings II, LLC
Offering Statement on Form 1-A
Filed November 8, 2019
File No. 024-11074

Dear Mr. Killoy:

This letter is submitted on behalf of GK Investment Property Holdings II, LLC, a Delaware limited liability company (the “Issuer”), in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in a letter (the “Comment Letter”) dated November 21, 2019 with respect to the Issuer’s Offering Statement on Form 1-A (File No. 024-11074) filed with the Commission on November 8, 2019 (the “Offering Statement”). This letter is being submitted contemporaneously with the filing of the second amendment of the Offering Statement (the “Second Amendment”) containing changes made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Offering Statement. Certain capitalized terms set forth in this letter are used as defined in the Second Amendment to the Offering Statement.

For ease of reference, each Staff comment contained in the Comment Letter is reprinted below in bold, numbered to correspond with the paragraph numbers assigned in the Comment Letter, and is followed by the corresponding response of the Issuer.

For the Staff’s ease of review, we have also provided two clean copies of the Second Amendment to the Offering Statement, along with two redlines marked against the First Amendment of the Offering Statement. All page references within the Issuer’s responses are to pages of the clean copy of the Second Amendment to the Offering Statement.

1401 E. Cary St. | Richmond, VA 23219 | Phone: 804.823.4000
P.O. Box 2470 | Richmond, VA 23218-2470

www.kv-legal.com

Mr. Michael Killoy
U.S. Securities and Exchange Commission
December 13, 2019

General

1.
We note Section 10.12 of your LLC Agreement contains provisions shifting the costs of fees to the non-prevailing party. Please expand your disclosure in the Offering Circular to describe the types of actions subject to fee-shifting, the level of recovery required by the plaintiff to avoid payment, who is subject to the provision and who would be allowed to recover. Additionally, please add risk factor disclosure regarding how the provision could discourage shareholder lawsuits that might otherwise benefit the company and its shareholders. Please also clarify if you intend to apply the fee-shifting provision to potential federal securities law claims in the current offering.

Issuer’s Response: In response to the Staff’s comment, the investors of the Offering pursuant to this Offering Statement will be Bondholders of the Issuer instead of members of the Issuer, thus they will not be bound by the LLC Agreement and will not be subject to the fee-shifting provisions of Section 10.12 thereof. Therefore, the Issuer respectfully believes that the expansion of disclosure on Section 10.12 of the LLC Agreement regarding provisions shifting the costs of fees to the non-prevailing party and the addition of an additional risk factor regarding such provisions would not be material information to investors in this Offering.

2.
We also note Section 10.12 of the LLC Agreement waives a trial by jury. Please describe this provision in the Offering Circular and disclose if this applies to actions arising under the federal securities laws. Please include risk factor disclosure regarding waiver of jury trial.

Issuer’s Response: In response to the Staff’s comment, the investors of the Offering pursuant to this Offering Statement will be Bondholders of the Issuer instead of members of the Issuer, thus they will have not be bound by the LLC Agreement and will not be subject to the waiver of trial by jury contained in Section 10.12 thereof. Therefore, the Issuer respectfully believes that the expansion of disclosure on Section 10.12 of the LLC Agreement regarding provisions waiving a trial by jury and the addition of an additional risk factor regarding such provisions would not be material information to investors in this Offering.

Table IV, page A-5

3.
We note the revisions made to Table IV in response to comment seven. Please label the median annual leverage amounts to clarify what metric is being shown. For example, if the amount represents a leverage percentage, label as such.

Issuer’s Response: In response to the Staff’s comment, please see the revised Prior Performance Table IV on page A-5 of the Second Amendment, which labels the median annual leverage amounts to clarify what metric is being shown.

Mr. Michael Killoy
U.S. Securities and Exchange Commission
December 13, 2019

The Issuer respectfully believes that the information contained herein is responsive to the Comments. Please feel free to contact me at the above number for any questions related to this letter. We appreciate the Staff’s timely response.

Very truly yours,

/s/ Robert R. Kaplan, Jr.
Robert R. Kaplan, Jr.

cc:
Michael Reicher (via electronic mail)
T. Rhys James, Esq. (via electronic mail)
Jingwen (Katherine) Luo, Esq. (via electronic mail)